Canada Goose Reports Results for Second Quarter Fiscal 2021
Second Quarter Fiscal 2021 Highlights (in Canadian dollars):
•Total revenue $194.8m
•Net income $10.4m, or $0.09 per diluted share
•Non-IFRS adjusted EBIT $15.7m, representing an 8.1% margin
•Non-IFRS adjusted net income per diluted share of $0.10
TORONTO, ON (November 5, 2020) - Canada Goose Holdings Inc. (“Canada Goose” or the “Company”) (NYSE:GOOS, TSX:GOOS) today announced financial results for the second quarter ended September 27, 2020.
“We have accelerated our best strategic opportunities in today’s environment. Mainland China has already returned to growth and our digital business is accelerating in a meaningful way at the right time,” said Dani Reiss, President & CEO. “This is a strong backdrop as we head into peak Canada Goose season.”
Second Quarter Fiscal 2021 Business Highlights (compared to Second Quarter Fiscal 2020)
•DTC revenue in Mainland China increased by over 30%.
•Global e-Commerce revenue increased by over 10%, with an acceleration of growth in September.
•Adjusted EBIT margin(1) was positive for the first time since the onset of the pandemic, despite significant revenue disruptions. This reflects the financial resilience of Canada Goose’s high margin business model and implemented cost saving initiatives.
Second Quarter Fiscal 2021 Results (compared to Second Quarter Fiscal 2020)
•Total revenue was $194.8m from $294.0m.
•DTC revenue was $46.2m from $74.2m. The decrease was driven by lower retail traffic due to COVID-19 disruptions globally. Revenue generated through e-Commerce was higher than the comparative quarter.
•Wholesale revenue was $118.5m from $218.1m. The decrease was a result of the continued impact of COVID-19 including the significant reduction in the planned order book and requests from partners and international distributors for later shipment timing relative to the comparative quarter.
•Other revenue was $30.1m from $1.7m. The increase was driven by PPE sales in support of COVID-19 response efforts.
•Gross profit was $94.2m, a gross margin of 48.4%, compared to $160.4m and 54.6%. The decrease in gross profit was attributable to the decline in revenue, partially offset by $7.8m of government payroll subsidies.

The decrease in gross margin was a result of a higher proportion of Other revenue, partially offset by a higher DTC gross margin. Excluding the impact of the sale of PPE, gross margin was 56.1%, 150 bps above the comparative quarter.
•DTC gross profit was $35.5m, a gross margin of 76.8%, compared to $56.1m and 75.6%. The decrease in gross profit was driven by the decline in segment revenue. The increase in gross margin was attributable to $0.8m (+170 bps) of government payroll subsidies, partially offset by $0.4m (-90 bps) of higher costs per unit as production levels were limited and also impacted by COVID-19 safety protocols at our manufacturing facilities.
•Wholesale gross profit was $56.4m, a gross margin of 47.6%, compared to $103.8m and 47.6%. The decrease in gross profit was driven by the decline in segment revenue. Gross margin remained flat and included $7.0m (+570 bps) of government payroll subsidies, offset by $3.8m (-310 bps) of higher costs per unit as production levels were limited and also impacted by COVID-19 safety protocols at our manufacturing facilities, and $2.2m (-180 bps) resulting from a higher proportion of distributor sales relative to the comparative quarter.
•Other segment gross profit was $2.3m from $0.5m. PPE gross profit and gross margin were $1.0m and 3.5%.
•Operating income was $15.1m, an operating margin of 7.8%, compared to $75.4m and an operating margin of 25.6%. The decrease in operating income and operating margin was a result of reduced revenue due to COVID-19.
•DTC operating income was $7.1m, an operating margin of 15.4%, compared to $30.0m and an operating margin of 40.4%. The decrease in operating income was attributable to the decline in revenue, partially offset by $1.7m of savings from rent abatements and $1.6m of government payroll subsidies. Pre-store opening costs and COVID-19 related temporary store closure costs of $2.8m and $0.4m, respectively, were recognized. The decline in DTC operating margin reflects fixed cost deleverage resulting from lower revenue.
•Wholesale operating income was $44.9m, an operating margin of 37.9%, compared to $90.4m and an operating margin of 41.4%. The decrease in operating income was attributable to the decline in revenue partially offset by cost reduction efforts in response to COVID-19 and supplemented by $7.6m of government payroll subsidies. The decline in operating margin reflects fixed cost deleverage as a result of lower revenue.
•Other operating loss was $(36.9)m from $(45.0)m. The decrease in operating loss was attributable to cost saving initiatives across the business in response to COVID-19 including reductions of $4.3m in marketing costs as well as $2.7m of government payroll subsidies, partially offset by $1.0m of product development costs.
•Net income was $10.4m, or $0.09 per diluted share, compared to net income of $60.6m, or $0.55 per diluted share.
•Adjusted EBIT(1) was $15.7m from $79.2m.

•Adjusted net income(1) was $11.5m, or $0.10 per diluted share, compared to adjusted net income(1) $63.6m, or $0.57 per diluted share.
(1)     See “Non-IFRS Financial Measures”.
Outlook
Given continued global uncertainties, including second wave shutdowns and disruptions, the pace of retail traffic recovery, and the impact of economic developments and travel restrictions, all of which are unknown, the Company continues to not provide an outlook for fiscal 2021.
Conference Call Information
Dani Reiss, President and Chief Executive Officer and Jonathan Sinclair, EVP and Chief Financial Officer, will host the conference call at 9:00 a.m. Eastern Time on November 5, 2020. Those interested in participating are invited to dial (866) 211-4197 or (647) 689-6828 if calling internationally and reference Conference ID 5256487 when prompted. A live audio webcast of the conference call will be available online at http://investor.canadagoose.com.
About Canada Goose
Founded in a small warehouse in Toronto, Canada in 1957, Canada Goose has grown into one of the world’s leading makers of performance luxury apparel. Every collection is informed by the rugged demands of the Arctic and inspired by relentless innovation and uncompromised craftsmanship. From the coldest places on Earth to global fashion capitals, people are proud to wear Canada Goose products. Canada Goose is a recognized leader for its Made in Canada commitment, and is a long-time partner of Polar Bears International. Visit www.canadagoose.com for more information.
Non-IFRS Financial Measures
This press release includes references to certain non-IFRS financial measures such as adjusted EBIT, adjusted EBIT margin, adjusted net income (loss) and adjusted net income (loss) per diluted share. These financial measures are employed by the Company to measure its operating and economic performance and to assist in business decision-making, as well as providing key performance information to senior management. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s operating and financial performance. These financial measures are not defined under IFRS nor do they replace or supersede any standardized measure under IFRS. Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures. Definitions and reconciliations of non-IFRS measures to the nearest IFRS measure can be found in our MD&A. Such reconciliations can also be found in this press release under “Reconciliation of Non-IFRS Measures”.
Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements, including statements relating to the Company’s anticipated fiscal 2021 performance, the execution of our proposed strategy, investments and product introductions, the pace of retail re-openings and the general impact of the COVID-19 pandemic on the business. These forward-looking statements generally can be identified by the use of words such as “anticipate,” “believe,” “could,” “continue,” “expect,” “estimate,” “forecast,” “may,” “potential,” “project,” “plan,” “would,” “will,” and other words of similar meaning. Each forward-looking statement contained in this press release is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statement. Our business is subject to substantial risks and uncertainties.  Applicable risks and uncertainties include, among others, the impact of the ongoing COVID-19 pandemic, and are discussed under the headings “Cautionary Note regarding Forward-Looking Statements” and “Factors Affecting our Performance” in our MD&A as well as in our “Risk Factors” in our Annual Report on Form 20-F for the year ended March 29, 2020. You are also encouraged to read our filings with the SEC, available at www.sec.gov, and our filings with Canadian securities regulatory authorities available at www.sedar.com for a discussion of these and other risks and uncertainties. Investors, potential investors, and others should give careful consideration to these risks and uncertainties. We caution investors not to rely on the forward-looking statements contained in this press release when making an investment decision in our securities. The forward-looking statements in this press release speak only as of the date of this release, and we undertake no obligation to update or revise any of these statements.

Condensed Consolidated Interim Statements of Income (Loss) and Comprehensive Income (Loss)
(unaudited)
(in millions of Canadian dollars, except share and per share amounts)

	Second quarter ended		Two quarters ended
	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
	$	$	$	$
Revenue	194.8	294.0	220.9	365.1
Cost of sales	100.6	133.6	121.9	163.8
Gross profit	94.2	160.4	99.0	201.3
Gross margin	48.4%	54.6%	44.8%	55.1%
Selling, general and administrative expenses	62.4	73.5	111.0	131.0
SG&A expenses as % of revenue	32.0%	25.0%	50.2%	35.9%
Depreciation and amortization	16.7	11.5	32.2	22.4
Operating income (loss)	15.1	75.4	(44.2)	47.9
Operating margin	7.8%	25.6%	(20.0)%	13.1%
Net interest, finance and other costs	6.0	5.9	12.7	18.1
Income (loss) before income taxes	9.1	69.5	(56.9)	29.8
Income tax (recovery) expense	(1.3)	8.9	(17.2)	(1.4)
Effective tax rate	(14.3)%	12.8%	(30.2)%	(4.7)%
Net income (loss)	10.4	60.6	(39.7)	31.2
Other comprehensive income (loss)	2.1	(2.6)	4.1	1.3
Comprehensive income (loss)	12.5	58.0	(35.6)	32.5
Earnings (loss) per share
Basic	$0.09	$0.55	$(0.36)	$0.29
Diluted	$0.09	$0.55	$(0.36)	$0.28
Weighted average number of shares outstanding
Basic	110,143,728	109,539,715	110,104,158	109,239,463
Diluted	110,888,447	110,831,032	110,104,158	110,675,394
Other data:(1)
EBIT	15.1	75.4	(44.2)	47.9
Adjusted EBIT	15.7	79.2	(30.8)	53.3
Adjusted EBIT margin	8.1%	26.9%	(13.9)%	14.6%
Adjusted net income (loss)	11.5	63.6	(26.9)	40.8
Adjusted net income (loss) per basic share	$0.10	$0.58	$(0.24)	$0.37
Adjusted net income (loss) per diluted share	$0.10	$0.57	$(0.24)	$0.37
(1) See “Non-IFRS Financial Measures”.

Condensed Consolidated Interim Statements of Financial Position
(unaudited)
(in millions of Canadian dollars)

	September 27, 2020	September 29, 2019	March 29, 2020
Assets	$	$	$
Current assets
Cash	156.3	34.2	31.7
Trade receivables	114.9	148.3	32.3
Inventories	417.2	365.2	412.3
Income taxes receivable	10.8	5.5	12.0
Other current assets	36.9	45.3	43.5
Total current assets	736.1	598.5	531.8

Deferred income taxes	62.1	38.9	40.8
Property, plant and equipment	120.1	102.7	115.1
Intangible assets	157.4	157.6	161.7
Right-of-use assets	247.7	210.5	211.8
Goodwill	53.1	53.1	53.1
Other long-term assets	1.1	4.6	6.0
Total assets	1,377.6	1,165.9	1,120.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	163.6	144.9	144.4
Provisions	17.9	9.3	15.6
Income taxes payable	13.1	9.3	13.0
Short-term borrowings	11.0	17.8	—
Lease liabilities	43.5	32.6	35.9
Total current liabilities	249.1	213.9	208.9

Provisions	19.6	16.3	21.4
Deferred income taxes	15.9	17.8	15.1
Revolving facility	222.5	177.7	—
Term loan	151.2	149.3	158.1
Lease liabilities	223.2	191.6	192.0
Other long-term liabilities	6.4	6.5	4.6
Total liabilities	887.9	773.1	600.1

Shareholders' equity	489.7	392.8	520.2
Total liabilities and shareholders' equity	1,377.6	1,165.9	1,120.3

Reconciliation of Non-IFRS Measures
The tables below reconcile net income (loss) to EBIT, adjusted EBIT, and adjusted net income (loss) for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net income (loss)	10.4	60.6	(39.7)	31.2
Add (deduct) the impact of:
Income tax (recovery) expense	(1.3)	8.9	(17.2)	(1.4)
Net interest, finance and other costs	6.0	5.9	12.7	18.1
EBIT	15.1	75.4	(44.2)	47.9
Costs of the Baffin acquisition (a)	0.5	0.9	0.9	1.4
Unrealized foreign exchange gain on Term Loan Facility (b)	(0.9)	(0.9)	(1.0)	(2.4)
Transition of logistics agencies (c)	0.7	—	2.2	—
Net temporary store closure costs (d)	0.3	—	5.8	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	—	4.3	—
Pre-store opening costs (e)	2.8	3.6	3.7	5.9
Non-cash provision release (f)	(3.0)	—	(3.0)	—
Other	0.2	0.2	0.5	0.5
Total adjustments	0.6	3.8	13.4	5.4
Adjusted EBIT	15.7	79.2	(30.8)	53.3
Adjusted EBIT margin	8.1%	26.9%	(13.9)%	14.6%

	Second quarter ended		Two quarters ended
CAD $ millions	September 27, 2020	September 29, 2019	September 27, 2020	September 29, 2019
Net income (loss)	10.4	60.6	(39.7)	31.2
Add (deduct) the impact of:
Costs of the Baffin acquisition (a)	0.5	0.9	0.9	1.4
Unrealized foreign exchange gain on Term Loan Facility (b)	(0.9)	(0.9)	(1.0)	(2.4)
Transition of logistics agencies (c)	0.7	—	2.2	—
Net temporary store closure costs (d) (g)	0.4	—	7.1	—
Net excess overhead costs from temporary closure of manufacturing facilities (d)	—	—	4.3	—
Pre-store opening costs (h)	3.1	4.0	4.2	6.8
Non-cash provision release (f)	(3.0)	—	(3.0)	—
Acceleration of unamortized costs on term loan refinancing (i)	—	—	—	7.0
Restructuring expense (d)	0.1	—	1.7	—
Other	0.2	0.2	0.5	0.5
Total adjustments	1.1	4.2	16.9	13.3
Tax effect of adjustments	—	(1.2)	(4.1)	(3.7)
Adjusted net income (loss)	11.5	63.6	(26.9)	40.8

(a)Costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.
(b)Unrealized gains and losses on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.
(c)Costs incurred for the transition of logistics, warehousing, and freight forwarding agencies to enhance our global distribution structure.
(d)Total government payroll subsidies globally of $12.0m and $20.7m were recognized in the second and two quarters ended September 27, 2020, respectively. These subsidies were recorded as a reduction to the associated wage costs which the Company incurred; as a result payroll subsidies were recorded as a reduction to excess overhead costs from temporary closure of manufacturing facilities ($7.8m and $9.1m), temporary store closure costs ($0.5m and $1.4m), and restructuring expense ($0.1m and $0.4m), for the second and two quarters ended September 27, 2020, respectively. The benefit of $11.4m and $17.6m of wage subsidies therefore remained in adjusted EBIT as a reduction to the associated wage costs for the second and two quarters ended September 27, 2020, respectively.
(e)Costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets.
(f)Release of a non-cash sales contract provision as a result of the expiration of the statute of limitations in the respective jurisdiction in the second and two quarters ended September 27, 2020.
(g)Includes $0.1m and $1.3m of interest expense on lease liabilities for temporary store closures second and two quarters ended September 27, 2020, respectively.
(h)Pre-store opening costs incurred in (e) above plus $0.3m and $0.5m of interest expense on lease liabilities for new retail stores during pre-opening periods for the second and two quarters ended September 27, 2020 (second and two quarters ended September 29, 2019 - $0.4m and $0.9m, respectively).
(i)The non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.
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